"Exemption No. 82-1357"

Continental

Press Release

RECEIVED

2007 OCT 16 A 10:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

Continental to Close € 13.5 Billion Credit Facility for Purchase of Siemens VDO

- Syndication enjoys healthy oversubscription despite challenging financial markets environment
- International automotive supplier views this as explicit show of trust

Hanover, October 12, 2007. Continental AG, Hanover, is closing the syndication of a €13.5 billion loan package, supported by a consortium of international banks. The credit facility will provide the long-term financing of its purchase of Siemens VDO Automotive AG. Despite challenging conditions in the financial markets, the transaction was well received and will be healthily oversubscripted. According to an announcement issued by the international automotive supplier on Friday in Hanover, a total of 39 banks are participating in the financing which has been led by Citi and Goldman Sachs.

"We are extremely satisfied with the results attained. In view of the difficulties in the market we regard it, at the same time, as an explicit demonstration of trust in Continental's solidity and trustworthiness that it has proved possible for us to conclude financing of this magnitude so quickly and without running into any problems. In the case of the syndicated loan we were able to rely on banks with whom we have had dealings all along the way, while simultaneously winning over new banks, particularly from Asia, a region in which we are growing," said Continental CFO Dr. Alan Hippe. "Throughout the syndication phase there was, moreover, not the slightest doubt on the part of the banks that the purchase of Siemens VDO made good business sense, that it will create value and that our financing concept is on sound footing."

Continental plans to repay a portion of the loan in short order by means of an increase in shareholders' equity not exceeding ten percent of outstanding shares and by issuing bonds.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR14.9 billion. At present it has a worldwide workforce of around 89,000.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Straße 9, D-30165 Hanover
Phone: +49 511 938-1278, Fax: -1055
E-mail: prkonzern@conti.de

Antje Lewe
Press Officer
Continental AG
Vahrenwalder Straße 9, D-30165 Hanover
Phone: +49 511 938-1364, Fax: -1055
E-mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

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